July 29, 2025

Jeremy Fletcher
Executive Vice President and Chief Financial Officer
O'Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

       Re: O'Reilly Automotive, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
Dear Jeremy Fletcher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services